For Immediate Release
TSX: BXE

BELLATRIX EXPLORATION LTD. ANNOUNCES FOURTH QUARTER 2018 AND YEAR END
FINANCIAL AND OPERATING RESULTS

CALGARY, ALBERTA (March 14, 2019) - Bellatrix Exploration Ltd. (“Bellatrix”, "we", "us", "our" or the “Company”) (TSX: BXE) announces its financial and operating results for the fourth quarter and year ended December 31, 2018. This press release contains forward-looking statements. Please refer to our cautionary language on forward-looking statements and the other matters set forth at the end of this press release and the beginning of the Management’s Discussion and Analysis (the “MD&A”) for the years ended December 31, 2018 and 2017. Bellatrix's audited financial statements for the year ended December 31, 2018 and notes thereto (the "financial statements"), and the MD&A are available on our website at www.bxe.com, and are filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

		Three months ended December 31,		Year ended December 31,
		2018	2017	2018	2017
SELECTED FINANCIAL RESULTS
(CDN$000s except share and per share amounts)
Cash flow from operating activities		28,239	13,425	62,475	55,210
Per diluted share (1)		$0.39	$0.27	$1.05	$1.12
Funds flow from operations (2)		15,508	15,700	48,025	58,240
Per diluted share (1)		$0.21	$0.32	$0.80	$1.18
Net profit (loss)		(89,788)	(13,053)	(146,339)	(91,363)
Per diluted share (1)		($1.24)	($0.26)	($2.45)	($1.85)
Capital – exploration and development		13,654	25,755	50,329	120,651
Total capital expenditures – net (2)		44,187	26,212	75,604	65,084
Credit Facilities		47,763	52,066	47,763	52,066
Second Lien Notes		137,097	—	137,097	—
Senior Notes		196,000	305,409	196,000	305,409
Convertible Debentures (liability component)		41,732	39,426	41,732	39,426
Adjusted working capital deficiency (2)		20,740	23,926	20,740	23,926
Total net debt (2)		443,332	420,827	443,332	420,827

SELECTED OPERATING RESULTS
Total revenue (2)		56,949	60,897	228,712	249,399
Average daily sales volumes
Crude oil, condensate and NGLs	(bbl/d)	10,281	9,602	9,876	9,192
Natural gas	(mcf/d)	148,319	164,848	154,553	166,078
Total oil equivalent (3)	(boe/d)	35,001	37,077	35,635	36,872
Average realized prices
Crude oil and condensate	($/bbl)	50.98	69.64	73.63	62.93
NGLs (excluding condensate)	($/bbl)	20.89	27.68	24.46	21.52
Natural gas	($/mcf)	2.24	1.79	1.78	2.27
Total oil equivalent	($/boe)	17.21	17.42	17.16	18.12
Total oil equivalent (including risk management (4))	($/boe)	19.86	20.80	19.50	20.45
Selected Key Operating Statistics
Commodity sales	($/boe)	17.21	17.42	17.16	18.12
Other income	($/boe)	0.46	0.43	0.43	0.41
Royalties	($/boe)	(1.68)	(1.78)	(1.83)	(1.78)
Production expenses	($/boe)	(6.59)	(7.81)	(7.50)	(8.31)
Transportation	($/boe)	(2.15)	(1.92)	(2.10)	(1.75)
Operating netback (2)	($/boe)	7.25	6.34	6.16	6.69
Realized gain (loss) on risk management contracts	($/boe)	2.65	3.38	2.35	2.33
Operating netback (3) (including risk management (4))	($/boe)	9.90	9.72	8.51	9.02

Bellatrix Exploration Ltd.	1

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017
COMMON SHARES
Common shares outstanding (5)	80,909,225	49,378,026	80,909,225	49,378,026
Weighted average shares (1)	72,436,105	49,378,026	59,734,872	49,351,848
SHARE TRADING STATISTICS
TSX and Other (6)
(CDN$, except volumes) based on intra-day trading
High	1.60	3.52	2.22	6.83
Low	0.60	1.85	0.60	1.85
Close	0.63	2.15	0.63	2.15
Average daily volume	580,438	371,933	605,342	227,648
NYSE(7)
(US$, except volumes) based on intra-day trading
High	1.24	2.80	1.78	5.15
Low	0.45	1.44	0.45	1.44
Close	0.47	1.72	0.47	1.72
Average daily volume	95,282	125,134	115,884	96,969
(1) Basic weighted average shares for the three months and year ended December 31, 2018 were 72,436,105 (2017: 49,378,026) and 59,734,872 (2017: 49,351,848), respectively. In computing weighted average diluted loss per share, weighted average diluted cash flow from operating activities per share, and weighted average diluted adjusted funds flow per share for the three months and year ended December 31, 2018, a total of nil (2017: nil) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options, and a total of nil (2017: nil) common shares issuable on conversion of the Convertible Debentures were added to the denominator for the three months and year resulting in diluted weighted average common shares of 72,436,105 (2017: 49,378,026) and 59,734,872 (2017: 49,351,848), respectively.
(2) The terms “adjusted funds flow”, “adjusted funds flow per share”, “total net debt”, “adjusted working capital deficiency”, “operating netbacks”, “total capital expenditures - net”, and “total revenue" do not have standard meanings under GAAP. Refer to “Non-GAAP measures” disclosed at the end of this Press Release.
(3) A boe conversion ratio of 6 mcf:1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.
(4) The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts. The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.
(5) Fully diluted common shares outstanding for the three months and year ended December 31, 2018 were 91,122,802 (2017: 57,172,998). This includes 952,532 (2017: 1,622,132) of share options outstanding and 6,172,840 (2017: 6,172,840) of shares issuable on conversion of the Convertible Debentures. Shares issuable on conversion of the Convertible Debentures are calculated by dividing the $50 million principal amount of the Convertible Debentures by the conversion price of $8.10 per share.
(6) TSX and Other includes the trading statistics for the Toronto Stock Exchange (“TSX”) and other Canadian trading markets.
(7) Bellatrix voluntarily delisted the Company's common shares from the New York Stock Exchange (the "NYSE") on February 11, 2019.
FINANCIAL & OPERATIONAL HIGHLIGHTS
Fourth quarter 2018 performance included the following operational and financial achievements:

•
Production volumes in the fourth quarter of 2018 averaged 35,001 boe/d (71% natural gas weighted). Full year 2018 average production volumes of 35,635 boe/d represented 1% outperformance compared with the mid-point of Bellatrix’s full year average production guidance range (35,000 to 35,500 boe/d).

•
Record low production expenses in the fourth quarter of 2018 averaged $6.59/boe, down 15% compared with average production expenses of $7.80/boe over the first nine months of 2018. The Company achieved full year 2018 average production expenditures of $7.50/boe, 4% below the mid point of the guidance range of $7.65/boe to $7.90/boe. Completion of Phase 2 of the Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant at Alder Flats (the “Alder Flats Plant”), the redirection of volumes from higher cost third party plants, and the renegotiation of processing agreements contributed to reduced production expenditures.

•
Bellatrix continues to improve drilling efficiency and reduce costs. During the fourth quarter of 2018, Bellatrix averaged 8.7 days from spud to rig release on single mile horizontal Spirit River natural gas wells. This represented a 13% improvement as compared to the first nine months of 2018. All-in Spirit River well costs continue to track approximately $3.4 million (drill, complete, equip and tie-in).

Bellatrix Exploration Ltd.	2

•
Borrowings under our syndicated revolving credit facilities (the "Credit Facilities") were $47.8 million at December 31, 2018, representing $9.3 million in improved liquidity as compared with September 30, 2018 balances. At December 31, 2018, Bellatrix had approximately $47.2 million of undrawn capacity (approximately 50% undrawn) against total commitments of $95 million under the Company’s Credit Facilities, before deducting outstanding letters of credit.

•
In 2018, Bellatrix drilled and/or participated in 14 gross (9.2 net) total wells including 10 gross (7.7 net) operated Spirit River liquids rich natural gas wells, 1 gross (1.0 net) Cardium well and 3 gross (0.5 net) non-operated wells (two Spirit River and one Cardium). Bellatrix's operated drilling activity in 2018 included, a total of 49,027 meters drilled, 18,026 meters of which was horizontal length.

Bellatrix full year 2018 operational performance relative to guidance expectations is summarized below:

	Full Year 2018 Results	2018 Annual Guidance (1)	Actual Results Versus Guidance
Average daily production (boe/d)	35,635	35,250	1%
Average product mix
Natural gas (%)	72	73	(1)%
Crude oil, condensate and NGLs (%)	28	27	4%
Capital Expenditures ($000’s)
Total net capital expenditures(2)	51,640	52,500	(2)%
Production expense ($/boe)	7.50	7.78	(4)%
(1) 2018 Annual Guidance metrics represent the mid-point of the previously set guidance range (November 1, 2018) where applicable.
(2) Capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions, property dispositions, and facilities.
FOURTH QUARTER 2018 OPERATIONAL ACTIVITIES AND 2018 SPIRIT RIVER WELL PERFORMANCE
During the fourth quarter, Bellatrix drilled and/or participated in 4 gross (2.0 net) wells, including 3 gross (2.0 net) operated Spirit River liquids rich natural gas wells and 1 gross (0.02 net) non-operated Cardium well. One Spirit River well was brought on stream in November with the remaining 3 wells brought on stream in January 2019. Single mile operated Spirit river wells averaged 8.7 days spud to rig release in the fourth quarter, further improving on drill times achieved over the first nine months of 2018.
The Company’s 2018 operated Spirit River drilling program delivered the following initial production rates:

•	100/16-01-045-10W5 Spirit River (100% working interest) well IP125: 8.0 MMcf/d

•	102/01-35-044-10W5 Spirit River (100% working interest) well IP315: 9.9 MMcf/d

•	100/03-35-044-10W5 Spirit River (100% working interest) well IP210: 7.7 MMcf/d

•	103/02-36-044-10W5 Spirit River (100% working interest) well IP210: 6.3 MMcf/d

•	102/15-01-045-10W5 Spirit River (100% working interest) well IP180: 5.2 MMcf/d

•	100/01-22-043-9W5 Spirit River (45% working interest) well IP115: 7.0 MMcf/d

•	102/04-15-043-9W5 Spirit River (24% working interest) well IP115: 7.2 MMcf/d

•	100/03-26-044-7W5 Spirit River (100% working interest) well IP110: 9.5 MMcf/d

•	102/04-01-044-10W5 Spirit River (55% working interest) well IP40: 5.9 MMcf/d

•	102/01-06-044-09W5 Spirit River (44% working interest) well IP45: 7.1 MMcf/d
LOW FD&A COSTS AND STRONG RESERVE GROWTH ACHIEVED IN 2018
Bellatrix maintained a focused capital program in 2018 adding Proved Developed Producing ("PDP") reserves at a finding, development and acquisition ("FD&A") cost of $3.12/boe excluding capital invested in the Alder Flats Plant, and $3.22/boe including the Alder Flats Plant. The PDP recycle ratio excluding Alder Flats Plant capital was 2.7 times. Bellatrix’s Proved plus Probable (“2P”) and Proved (“1P”) FD&A costs including changes in future development capital (“FDC”) in 2018 averaged $1.99/boe and

Bellatrix Exploration Ltd.	3

$2.28/boe, respectively. On a three year average basis (2016 to 2018), Bellatrix delivered strong 2P and 1P FD&A costs including changes in future development capital of $3.05/boe and $3.57/boe, respectively.
Overall, the Company achieved 13% total growth in PDP, 1P, and 2P reserves. With an inventory of 382 net well locations in the Spirit River liquids rich natural gas play and 251 net well locations in the higher liquids Cardium play, Bellatrix maintains a long runway of low cost development drilling opportunities. The Company’s calculated 1P and 2P reserve life indices improved year over year to 14.7 years and 19.2 years, respectively.
REDUCED SUSTAINING CAPITAL
The combination of structurally lower capital costs and improved well performance have reduced overall sustaining capital requirements for our business. All-in average Spirit River well costs have decreased to approximately $3.4 million in 2018 (down from $3.8 million in 2017). In addition to capital cost savings, Bellatrix delivered productivity improvements with average well performance from the Company's 2018 Spirit River well program outperforming expected results by approximately 35% on an IP180 basis. Enhanced productivity has led to a reduction in the assumed number of Spirit River wells required to maintain corporate production volumes in the mid 30,000 boe/d range from 15 to 12 per year (assuming an average 6.0 Bcf performance curve versus a 5.2 Bcf performance curve). Bellatrix drilled and/or participated in only 9.2 net wells during 2018, with production volumes averaging 35,635 boe/d for the year.
With our long-term infrastructure build out complete, Bellatrix expects the majority of future capital investment to be utilized directly in drilling, completion and production addition activities, with minimal capital required for facilities and infrastructure projects over the near term. Management expects that the Company's existing facilities and processing capacity will provide the capability to grow production volumes beyond 60,000 boe/d, with minimal future facility related capital.
Bellatrix has sustaining capital requirements of approximately $45 million for 2019. Sustaining capital refers to capital expenditures to maintain production from existing facilities at current production levels. Sustaining capital does not have any standardized meaning and therefore may not be comparable to similar measures presented by other entities.
Bellatrix’s operational teams recently implemented a project to reduce vented emissions. We focused on fuel gas driven pneumatic devices that emit vent gas at a high rate. We completed 402 device retrofits across our core area and because of this change, Bellatrix projects a reduction of our greenhouse gas emissions in 2019 by 16,833 tonnes of CO2 equivalent. This is the equivalent of taking 3,574 passenger vehicles off the road for one year. Furthermore, Bellatrix anticipates funding this project through utilizing carbon offsets, resulting in a project payout of less than one year. This is an example of our initiatives to deliver win-win projects in terms of environmental stewardship and shareholder value.
COMMODITY PRICE RISK MANAGEMENT PROTECTION AND MARKET DIVERSIFICATION INITIATIVES
Bellatrix maintains strong commodity price risk management and market diversification coverage through 2020 which is expected to reduce the impact of commodity price volatility on our business. Bellatrix has diversified its natural gas price exposure through physical sales contracts that give the Company exposure to the Dawn, Chicago, and Malin natural gas pricing hubs. This long-term diversification strategy reduces Bellatrix’s exposure to AECO pricing on approximately 50% of the Company’s 2019 projected natural gas volumes (based on the mid-point of 2019 average production guidance).

Bellatrix Exploration Ltd.	4

A summary of Bellatrix’s commodity price risk management contracts as at March 1, 2019 include:

Product	Financial Contract	Period	Volume	Average Price (1)
Natural gas	Fixed price swap	January 1, 2019 to February 28, 2019	30,000 MMBtu/d	$4.29/mcf (2)
Natural gas	Fixed price swap	March 1, 2019 to March 31, 2019	30,000 MMBtu/d	$3.26/mcf (2)
Natural gas	Fixed price swap	March 1, 2019 to March 31, 2019	35.2 MMcf/d	$2.38/mcf
Natural gas	Fixed price swap	January 1, 2019 to January 31, 2019	8.8 MMcf/d	$2.86/mcf
Natural gas	Fixed price swap	February 1, 2019 to February 28, 2019	8.8 MMcf/d	$2.74/mcf
Natural gas	Fixed price swap	April 1, 2019 to October 31, 2019	17.6 MMcf/d	$2.01/mcf
Natural gas	AECO/NYMEX basis swap	November 1, 2019 to October 31, 2020	10,000 MMBtu/d	-US$1.24/MMBtu
Crude oil	Sold C$WTI call	January 1, 2019 to December 31, 2019	500 bbl/d	$80.00/bbl
Crude oil	Sold C$WTI call	January 1, 2019 to December 31, 2019	500 bbl/d	$95.00/bbl
Crude oil	Sold C$WTI call	January 1, 2020 to December 31, 2020	1,000 bbl/d	$77.90/bbl
(1) Prices for natural gas fixed price swap contracts assume a conversion of $/GJ to $/mcf based on an average corporate heat content rate of 40.3Mj/m3.
(2) Net Canadian equivalent price is calculated as the US$ fixed price, less the contracted differential, adjusted to Canadian dollars at an assumed exchanged rate of $1.30 USD/CAD.
In summary, Bellatrix’s market diversification contracts include a total of 75,000 MMbtu/d of market exposure as follows:

Product	Market	End Date	Volume(1)
Natural gas	Chicago	October 31, 2020	30,000 MMBtu/d
Natural gas	Dawn	October 31, 2020	30,000 MMBtu/d
Natural gas	Malin	October 31, 2020	15,000 MMBtu/d
(1) Includes both physical and financial risk management contracts.
INCREASED CORPORATE NGL YIELD ACHIEVED AFTER PLANT COMMISIONED IN FIRST QUARTER 2018
The Phase 2 expansion project of the Alder Flats Plant was fully commissioned and began selling volumes mid-March 2018 which more than doubled throughput capacity at the Alder Flats Plant to 230 MMcf/d (from 110 MMcf /d). Total NGL recoveries (including plant condensate) at the Alder Flats Plant have increased since the first quarter of 2018, with NGL sales yields of 73 bbl/MMcf, up approximately 18% from first quarter total sales yields of 62 bbl/MMcf. The Bellatrix Alder Flats Plant deep-cut process provides enhanced NGL yields of approximately 10 to 35 bbl/MMcf over third-party plants in our core area, resulting in an average corporate liquid weighting guidance of 28% in 2019.
OPERATIONAL AND FINANCIAL SUMMARY

•
Production volumes in the fourth quarter of 2018 averaged 35,001 boe/d (71% natural gas weighted), up 4% from third quarter 2018 volumes of 33,530 boe/d, reflecting new wells brought on stream and the contribution of two joint venture partner acquisitions completed in the fourth quarter. Production volumes averaged 35,635 boe/d for 2018, exceeding the high end of Bellatrix’s full year average production guidance range (35,000 to 35,500 boe/d).

•
Adjusted funds flow generated in the three months ended December 31, 2018 was $15.5 million ($0.21 per basic and diluted share), compared to $7.7 million ($0.12 per basic share and diluted share) in the third quarter of 2018. The increase in adjusted funds flow in the fourth quarter of 2018 compared to the third quarter of 2018 is primarily a result of an increase in revenue from a 4% increase in total sales volumes and a 58% increase in realized natural gas prices as well as a decrease in production expenses.

•
Exploration and development capital expenditures were $13.7 million in the fourth quarter of 2018. Total exploration and development capital expenditures for 2018 were $50.3 million, meeting the low end of full year guidance. Capital expenditures in 2018 were primarily allocated to drilling, completion and equipping activity and completion of Phase 2 of the Alder Flats Plant in March 2018.

Bellatrix Exploration Ltd.	5

•
Bellatrix’s borrowings under its Credit Facilities were $47.8 million, and total net debt was $443 million at December 31, 2018. Bellatrix had approximately $47.2 million of undrawn capacity at year end (approximately 50% undrawn) against total commitments of $95 million within the Company’s Credit Facilities before deducting outstanding letters of credit of $13.9 million that reduce the amount otherwise available to be drawn on the Credit Facilities.

•
For the fourth quarter ended December 31, 2018, Bellatrix was in compliance with all financial covenants under the agreements governing its Credit Facilities and 8.5% second lien notes due 2023 (the "Second Lien Notes"). Bellatrix’s Senior Debt to EBITDA (as defined in the agreements governing its credit facilities and Second Lien Notes) ratio was 2.88 times, below the financial covenant maximum of 5.0 times and Bellatrix's First Lien Debt to EBITDA (as defined in the agreements governing its credit facilities and Second Lien Notes) ratio was 1.15 times, below the financial covenant maximum of 3.0 times.

•
Total revenue was $56.9 million for the fourth quarter of 2018, up from $51.5 million recognized in the third quarter of 2018, as higher natural gas prices and increased volumes helped mitigate wider oil and condensate differentials over the comparative periods.

•
Our corporate royalty rate in the three months ended December 31, 2018 averaged 11% of sales (after transportation), compared to 13% in the third quarter of 2018, as lower liquids prices contributed to lower overall royalty rates.

•
Production expenses in the fourth quarter of 2018 averaged $6.59/boe, down 16% compared with average production expenses of $7.80/boe over the first nine months of 2018. Production expenses for 2018 averaged $7.50/boe, 2% below ($0.15/boe) the lower end of full year Company guidance ($7.65 - $7.90/boe). Renegotiation of processing agreements effective July 1, 2018 contributed to the decrease in production expenses in the 2018 year.

•
Our corporate operating netback (including risk management) realized for the three months ended December 31, 2018 was $9.91/boe, up 33% compared with $7.43/boe realized in the third quarter of 2018. This improvement reflects higher realized pricing and lower production, royalty, and transportation costs as wells as increased realized gains from risk management activities over the comparable periods.

•
Net general and administrative (“G&A”) expenses (after capitalized costs and recoveries) in the fourth quarter of 2018 were $7.9 million ($2.46/boe), down $0.9 million from $8.8 million ($2.57/boe) in the fourth quarter of 2017.

•
Bellatrix recorded a net loss for the three months ended December 31, 2018 of $89.8 million compared to a net loss of $8.9 million for the three months ended September 30, 2018. The increase in net loss period over period is primarily due to an increase in the deferred tax expense, unrealized hedging and foreign exchange gains and losses and loss on onerous contracts, offset partially by an increase in revenues, and decrease in realized foreign exchange gains.

•	As at December 31, 2018, Bellatrix had approximately 133,814 net undeveloped acres of land principally in Alberta.

•	As at December 31, 2018, Bellatrix had approximately $1.4 billion in tax pools available for deduction against future income.

•	Bellatrix maintained a strong Liability Management Rating of 9.54 in Alberta versus an industry average of 4.86 as at January 5, 2019.
OUTLOOK & 2018 CORPORATE GUIDANCE
Bellatrix’s Board of Directors approved a 2019 capital budget between $40 to $50 million, designed to maintain average production volumes of between 34,000 to 36,000 boe/d. Bellatrix plans to fund the 2019 capital budget primarily through cash flow from operating activities. The capital budget incorporates forward pricing expectations of US$65/bbl WTI, $1.60/GJ AECO, a $1.34 CAD/USD exchange rate, and is underpinned by strong commodity price risk management protection and natural gas market diversification contracts.

Bellatrix Exploration Ltd.	6

2019 Annual Guidance (January 15, 2019)
Production
Average daily production (boe/d)	34,000 - 36,000
Average product mix
Natural gas (%)	72
Crude oil, condensate and NGLs (%)	28
Net Capital Expenditures
Total net capital expenditures ($000) (1)	40,000 - 50,000
(1) Excludes property acquisitions and dispositions

As previously announced by the Company, Bellatrix has been advancing efforts and evaluating potential alternatives to optimize its capital structure, improve liquidity and enhance long term stakeholder value.  Such efforts include, among other things, Bellatrix’s ongoing discussions with parties across the Company’s capital structure in connection with potential transaction alternatives, including refinancing its outstanding US$145.8 million of 8.5% senior unsecured notes due May 15, 2020 (the "Senior Notes") and extending the maturity of the Credit Facilities beyond November 30, 2019. The Company cautions that it can make no assurances as to whether any agreement with respect to a potential transaction may be reached, or the terms or timing of any such potential transaction. Readers are cautioned to review note 2(c) and note 7 of the Financial Statements for additional information in this regard.

CONFERENCE CALL INFORMATION
A conference call to discuss Bellatrix's fourth quarter and year end 2018 results and reserves will be held on March 14, 2019 at 3:30 pm MT / 5:30 pm ET. To participate, please call toll-free 1-800-319-4610 or 403-351-0324 or 416-915-3239. The call can also be heard live through an internet webcast accessible via the investors section of Bellatrix's website at http://www.bxe.com/investors/presentations-events.cfm and will be archived on the website for approximately 30 days following the call.
Bellatrix Exploration Ltd. is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.

Bellatrix Exploration Ltd.	7

NON-GAAP MEASURES
Throughout this press release, the Company uses terms that are commonly used in the oil and natural gas industry, but do not have a standardized meaning presented by International Financial Reporting Standards ("IFRS") and therefore may not be comparable to the calculations of similar measures for other entities. Management believes that the presentation of these non-GAAP measures provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.
Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from total revenue. Management believes this measure is a useful supplemental measure of the amount of total revenue received after transportation, royalties and operating expenses. The Company's calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management. Total capital expenditures - net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company's decommissioning liabilities, and share based compensation.
These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Bellatrix's liquidity and its ability to generate funds to finance its operations. For additional information about these non-GAAP measures, including reconciliations to the most directly comparable GAAP terms, see our MD&A.
This press release contains the term "adjusted funds flow" which should not be considered an alternative to, or more meaningful than "cash flow from operating activities" as determined in accordance with GAAP as an indicator of the Company's performance. Therefore reference to adjusted funds flow or adjusted funds flow per share may not be comparable with the calculation of similar measures for other entities. Management uses adjusted funds flow to analyze operating performance and leverage and considers adjusted funds flow to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt. Adjusted funds flow is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs. The reconciliation between cash flow from operating activities and adjusted funds flow can be found in the MD&A. Adjusted funds flow per share is calculated using the weighted average number of shares for the period.
This press release also contains the terms "total net debt" and "adjusted working capital deficiency", which also are not recognized measures under GAAP. Therefore reference to total net debt and adjusted working capital deficiency, may not be comparable with the calculation of similar measures for other entities. The Company's calculation of total net debt excludes other deferred liabilities, deferred capital obligations, long-term risk management contract liabilities, decommissioning liabilities, and deferred tax liabilities. Total net debt includes the adjusted working capital deficiency, long term loans receivable, Senior Notes, Convertible Debentures (liability component), current Credit Facilities and long term Credit Facilities. The adjusted working capital deficiency is calculated as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of decommissioning liabilities and the current Credit Facilities. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt. The reconciliation between "total net debt" and "net debt" and "total liabilities" can be found in the MD&A.
FORWARD LOOKING STATEMENTS
Certain information contained in this press release may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words "position", "continue", "opportunity", "expect", "plan", "maintain", "estimate", "assume", "target", "believe" "forecast", "intend", "strategy", "anticipate", "enhance" and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning management's assessment of future plans, runway of low cost development drilling opportunities, the expected number of wells required to maintain production, the expectation that the majority of future capital investment will be utilized directly in drilling, completion and production addition activities, with minimal capital required for facilities and infrastructure projects over the near term, management's expectation that the Company's existing facilities and processing capacity will provide the capability to grow production volumes beyond 60,000

Bellatrix Exploration Ltd.	8

boe/d, with minimal future facility related capital, Bellatrix's expected required sustaining capital requirements of approximately $45 million for 2019, the expected reduction in greenhouse gas emissions from Bellatrix's project to reduce vented emissions, Bellatrix anticipates funding the project to reduce vented emissions through utilizing carbon offsets with a payout of less than one year, Bellatrix maintains strong commodity price risk management and market diversification coverage through 2020 which is expected to reduce the impact of commodity price volatility on our business, the expectation that Bellatrix has diversified its natural gas price exposure through physical sales contracts that give the Company exposure to the Dawn, Chicago, and Malin natural gas pricing hubs, the expected percentage of the Company’s 2019 projected natural gas volumes subject to long-term diversification strategy, 2019 outlook and corporate guidance including expected 2019 average production, forecast average product type mix with respect to 2019 production, expected details of the Company's 2019 capital budget, Bellatrix's intent to fund its budget from cash flow from operating activities, the intent of the Company to advance and evaluate potential alternatives to optimize its capital structure, improve liquidity and enhance long term stakeholder value, the intent of the Company to continue discussions with parties across the Company’s capital structure in connection with potential transaction alternatives, including refinancing the remaining Senior Notes and extending the maturity of the Credit Facilities and the expected ability of the Company to settle its liabilities, including debt maturities, when due. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on March 14, 2019 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with the ability of the Company to refinance its debt prior to maturity, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and dispositions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix's future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the Company's ability to refinance the outstanding Senior Notes prior to maturity; the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix's operations and financial results are included in reports, including under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2018, on file with Canadian and United States se

Bellatrix Exploration Ltd.	9

curities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bxe.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
BARRELS OF OIL EQUIVALENT
The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this press release are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.
INITIAL RATES OF PRODUCTION
References in this press release to initial production rates associated with certain wells are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for the Company. The Company cautions that such production rates should be considered to be preliminary.
OIL AND GAS METRICS
This press release contains metrics commonly used in the oil and natural gas industry, such as FD&A costs, recycle ratio, operating netback, reserve life index, and sustaining capital. These terms do not have standardized meanings and may not be comparable to similar measures presented by other companies, and therefore should not be used to make such comparisons. FD&A costs are used as a measure of capital efficiency. FD&A presented herein has been calculated based on exploration, development and acquisition capital spent in the applicable period (including changes in future development capital, if applicable, for that period) divided by the change in reserves for that period including revisions for that same period. Bellatrix provides FD&A costs that incorporate all acquisitions and exclude the reserve, capital, and FDC impact of dispositions during the year. The calculation of FD&A herein is based on working interest reserves. Recycle ratio is a measure for evaluating the effectiveness of a company's reinvestment program and the efficiency of capital investment. It accomplishes this by comparing the operating netback per boe to that year’s reserve FD&A cost per boe. See "Non-GAAP Measures" above for a description of how operating netbacks are calculated. The reserve life index for 2018 is calculated by dividing reserves as at December 31, 2018 by 2019 forecasted average production and has been presented to provide a measure of the amount of time production could be sustained at the production rates based on the reserves at the applicable point in time. Sustaining capital refers to capital expenditures to maintain production from existing facilities at current production levels. Additional details of how certain of these measures have been calculated are included in the press release of the Company dated March 14, 2019, which is available on the Company's website at www.bxe.com, and are filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.
DRILLING LOCATIONS
This press release discloses drilling locations in three categories: (i) proved locations; (ii) probable locations; and (iii) unbooked locations. Proved locations and probable locations, which are sometimes collectively referred to as “booked locations”, are derived from the Company’s most recent independent reserves evaluation of the Company's assets as prepared by InSite Petroleum Consultants Ltd. (“InSite”) as of December 31, 2018 and account for drilling locations that have associated proved or probable reserves, as applicable. Unbooked locations are internal estimates based on the Company’s prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources. Of the 382 net Spirit River drilling locations identified herein, 132 are proved or probable

Bellatrix Exploration Ltd.	10

locations and 250 are unbooked locations. Of the 251 net Cardium drilling locations identified herein, 127 are proved or probable locations and 124 are unbooked locations. Unbooked locations have specifically been identified by management as an estimation of our multi-year drilling activities based on evaluation of applicable geologic, seismic, and engineering, production and reserves data on prospective acreage and geologic formations. The drilling locations on which we actually drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results and other factors. While certain of the unbooked drilling locations have been derisked by drilling existing wells in relative close proximity to such unbooked drilling locations, the majority of other unbooked drilling locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.
INFORMATION REGARDING DISCLOSURE ON OIL AND GAS RESERVES
The reserves data set forth herein is based upon a report prepared by InSite, the Company's independent reserves evaluator, which is an independent reserves assessment and evaluation prepared by InSite with an effective date of December 31, 2018. The report prepared by InSite was prepared in accordance with the Canadian Oil and Gas Evaluation Handbook and National Instrument 51-101 - Standards of Disclosure of Oil and Gas Activities.

Bellatrix Exploration Ltd.	11